Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: First Miami Bancorp, Inc.
Commission File No.: 001-35095
Date: April 13, 2023
Set forth below is an internal newsletter to employees of First Miami Bancorp, Inc. regarding the proposed merger of First Miami Bancorp, Inc., with and into United Community Banks, Inc.

Merger News:
Beginning this week, the FNBSM newsletter will start to operate on a bi-weekly schedule each month. The frequency will adjust based upon need as we move closer toward legal close and conversion.

Human Resources:
United Community Bank believes that our employees are the key to what makes a company great. This is why we value the importance of time off for rest, relaxation, and recuperation to support the balance between work and personal life.

We want FNBSM employees to know that if their annual vacation allotment is higher with FNBSM than United’s policy, the FNBSM vacation schedule will be grandfathered as you move forward with United. This means employees will not lose any vacation time with the merger. In addition, United follows the Federal Reserve holiday schedule, which generally provides 11 paid holidays per year. (cont. on page 2)

Human Resources:
(Cont. from page 1)

We have a generous personal and sick day policy, along with additional paid days off including:

•SICK: All full-time employees are eligible for the Sick Time policy.
◦Eligible employees will earn a half day (4 hours) of sick time each month for the remainder of the year in 2023.  Effective 2024 the accrual calculation will change to 4.67 per month equaling 7 Sick Days of accrued time off (56 hours) per year.
◦Unused sick leave will be allowed to accumulate until the employee has accrued a total of 30 days (240 hours) of sick leave.

•PERSONAL & HOLI-YAY: All full-time employees are eligible for the Personal Time policy.
◦Eligible employees are granted 7 Personal Days (56 hours) on their 1 year of service anniversary date.
◦Along with the 7 Personal Days, employees receive 1 Holi-Yay Day to use each year.
◦Personal & Holi-Yay hours must be pre-approved by the employee’s manager and must be taken a full day (8 hours) at a time.
◦Personal & Holi-Yay hours do not carry over at the end of the year.

•ANNIVERSARY CELEBRATION:
◦5-year-anniversary celebration: Full-time employees who celebrate 5-year-work anniversaries with United are eligible for a paid day off.
◦Anniversary celebration dates can be used to celebrate your anniversary date in 5- year increments (i.e. 5, 10, 15, etc.).

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

On April 6, 2023, in connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United filed with the SEC a registration statement on Form S-4 that includes a proxy statement of First Miami that will be sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT ARE PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on April 5, 2023, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.